Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated March 26, 2012

Registration No. 333-178270

Update to Preliminary Prospectus

Dated March 16, 2012

On March 26, 2012, the issuer, Annie’s, Inc., filed Amendment No. 6 to its Registration Statement on Form S-1 (File No. 333-178270). Amendment No. 6 reflects an initial public offering price of the issuer’s common stock of $16.00 to $18.00 per share, as compared to a per share price of $14.00 to $16.00 reflected in Amendment No. 5. The number of shares being offered by the issuer has decreased from 1,066,667 in Amendment No. 5 to 950,000 in Amendment No. 6. Net proceeds to the issuer, after deducting the underwriting discount and estimated expenses, have increased from approximately $9.7 million in Amendment No. 5 to $9.8 million in Amendment No. 6, assuming midpoint initial public offering prices of $15.00 and $17.00 per share, respectively.

In addition, the number of shares being offered by the selling stockholders has increased from 3,933,333 (or 4,683,333 following the exercise in full by the underwriters of their overallotment option) in Amendment No. 5 to 4,050,000 (or 4,800,000 following the exercise in full by the underwriters of their overallotment option) in Amendment No. 6. In particular, the number of shares being offered by the Solera Funds has increased from 3,567,672 (or 4,276,708 following the exercise in full by the underwriters of their overallotment option) in Amendment No. 5 to 3,676,131 (or 4,376,167 following the exercise in full by the underwriters of their overallotment option) in Amendment No. 6, and the number of shares being offered by Najeti Ventures LLC has increased from 254,637 (or 304,601 following the exercise in full by the underwriters of their overallotment option) in Amendment No. 5 to 262,384 (or 312,348 following the exercise in full by the underwriters of their overallotment option) in Amendment No. 6.

A copy of the preliminary prospectus dated March 26, 2012 included in Amendment No.  6 to the Registration Statement can be obtained by following this hyperlink: http://www.sec.gov/Archives/edgar/data/1431897/000119312512131244/d261388ds1a.htm.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling Credit Suisse Securities (USA) LLC at 800-221-1037 or J.P. Morgan Securities LLC at 866-803-9204.